WEATHERFORD INTERNATIONAL, INC.
515 Post Oak Boulevard, Suite 600
Houston, Texas 77027-3415
November 30, 2007
VIA FACSIMILE: (202) 722-9368
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (No. 333-146695) of Weatherford International, Inc.
Dear Mr. Schwall:
     On behalf of Weatherford International, Inc., the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 5:00 p.m., Washington, D.C. time, on Tuesday, December 4, 2007, or as soon thereafter as practicable. The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	the Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WEATHERFORD INTERNATIONAL, INC.
By:	/s/ BURT M. MARTIN
	Name:	Burt M. Martin
	Title:	General Counsel